    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 19, 1995



                                                       REGISTRATION NO. 33-63051

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            GEORGIA GULF CORPORATION
             (Exact name of registrant as specified in its charter)

                   DELAWARE                                     58-1563799
       (State or other jurisdiction of                       (I.R.S. Employer
        incorporation or organization)                     Identification No.)

                          400 PERIMETER CENTER TERRACE
                                   SUITE 595
                             ATLANTA, GEORGIA 30346
                                 (770) 395-4500
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                JERRY R. SATRUM
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            GEORGIA GULF CORPORATION
                          400 PERIMETER CENTER TERRACE
                                   SUITE 595
                             ATLANTA, GEORGIA 30346
                                 (770) 395-4500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

             LISA A. STATER, ESQ.                     ROBERT E. BUCKHOLZ, JR., ESQ.
          JONES, DAY, REAVIS & POGUE                       SULLIVAN & CROMWELL
          3500 ONE PEACHTREE CENTER                          125 BROAD STREET
          303 PEACHTREE STREET, N.E.                     NEW YORK, NEW YORK 10004
            ATLANTA, GEORGIA 30308

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as possible after this Registration Statement becomes effective.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED OCTOBER 19, 1995


                                  $100,000,000

                            GEORGIA GULF CORPORATION

                                   % NOTES DUE 2005
                            ------------------------
     Interest on the Notes is payable on                      and
       of each year, commencing                      , 1996. The Notes are not
redeemable prior to maturity. The Notes will be represented by one or more global Notes and registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in registered form in denominations of $1,000 and integral multiples thereof. The Notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of Notes -- Same-Day Settlement and Payment".

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
    THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
       ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                            INITIAL PUBLIC       UNDERWRITING        PROCEEDS TO
                                          OFFERING PRICE(1)      DISCOUNT(2)        COMPANY(1)(3)
                                          ------------------  ------------------  ------------------
Per Note................................          %                   %                   %
Total...................................          $                   $                   $

---------------

(1) Plus accrued interest, if any, from                      , 1995.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting estimated expenses of $260,000 payable by the Company.


                            ------------------------

     The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC
in New York, New York, on or about                      , 1995, against payment
therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                      CHASE SECURITIES, INC.
                            ------------------------
          The date of this Prospectus is                      , 1995.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             ---------------------

                             AVAILABLE INFORMATION

     Georgia Gulf Corporation, a Delaware corporation (the "Company"), is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the New York Stock Exchange, Inc. Such reports, proxy statements and other information may also be inspected at the office of such exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") of which this Prospectus forms a part, with respect to the Notes being offered hereby pursuant to the Securities Act of 1933, as amended (the "Securities Act"). As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information can be inspected at the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of the Registration Statement can be obtained from the Commission at prescribed rates by writing to the Commission at such address.

                      DOCUMENTS INCORPORATED BY REFERENCE


     The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995 filed by the Company with the Commission are incorporated by reference in this Prospectus. All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Notes hereunder shall be deemed to be incorporated herein by reference and shall be a part hereof from the date of the filing of such documents. Any statements contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     The Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of the documents incorporated by reference herein, other than exhibits to such documents not specifically incorporated by reference. Such requests should be directed to: Georgia Gulf Corporation, 400 Perimeter Center Terrace, Suite 595, Atlanta, Georgia 30346, Attention: John F. Walker (telephone number (770) 395-4587).

                                  THE COMPANY

     Georgia Gulf Corporation ("Georgia Gulf" or the "Company") is a leading manufacturer and marketer of quality chemical and plastic products. The Company's products are manufactured through two highly integrated lines categorized into electrochemicals and aromatic chemicals; and also a third product line, methanol, a natural gas chemical. The Company's electrochemical products include chlorine, caustic soda, sodium chlorate, vinyl chloride monomer ("VCM"), vinyl resins and compounds; the Company's aromatic chemical products include cumene, phenol and acetone.

     The Company's chemical products are generally intermediate chemicals that are sold for further processing and use in a wide variety of applications. Some of the more significant end-use applications include plastic piping, siding and window frames made from vinyl resins; bonding agents for wood products and ingredients in high quality plastics made from phenol; acrylic sheeting for automotive and architectural products made from acetone; and MTBE, a gasoline additive made from methanol. The Company estimates that the following percentages of 1994 sales were made to manufacturers in the industries listed:
33% housing and construction, 26% plastics and fibers, 15% consumer products, 17% solvents and chemicals, 4% pulp and paper and 5% miscellaneous.

     In the commodity chemicals industry, a company's cost position as well as the balance of supply and demand in particular product lines significantly affect earnings and cash flow results. Management believes that Georgia Gulf is among the lowest cost producers in each of its product lines. In addition, the Company has invested over $400 million in the past five years to maintain and improve the efficiency of and expand its operating facilities. Management believes that with the Company's low cost position and integrated product lines, it is well positioned to compete in its various markets.

     The Company's long-term strategy is to concentrate its efforts on products and services in the chemical and plastic industries. These efforts include the continuing investment in maintaining and improving the Company's low cost position, as well as selective and prudent capacity additions or expansions that could promote growth in present and closely related product lines.

     The principal executive offices of the Company are located at 400 Perimeter Center Terrace, Suite 595, Atlanta, Georgia 30346. The telephone number of the Company at such address is (770) 395-4500.

                                USE OF PROCEEDS


     The net proceeds from the sale of the Notes will be used to reduce indebtedness under the Company's existing revolving credit facility. The Company used availability under such facility to redeem, at par, the entire outstanding principal amount of the Company's 15% Senior Subordinated Notes in April 1995. The Company's existing revolving credit facility matures March 30, 2000 and bears interest at fluctuating rates that resulted in an average interest rate of 6.28% for the first nine months of 1995.

                   SELECTED HISTORICAL FINANCIAL INFORMATION


     The following selected historical financial information for each of the five years in the period ended December 31, 1994 set forth below have been derived from the consolidated financial statements of the Company audited by Arthur Andersen LLP, independent public accountants. The historical financial information for the nine months ended September 30, 1994 and 1995 is derived from the unaudited financial statements of the Company and, in the opinion of the Company, includes all adjustments, consisting only of normal recurring accruals, considered necessary for a fair presentation of such information. The information for the fiscal year ended December 31, 1990 reflects a recapitalization transaction of the Company effected April 27, 1990. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" which follows and the Company's consolidated financial statements and related notes incorporated herein by reference.



                                                                                                   NINE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                       SEPTEMBER 30,
                                       --------------------------------------------------------   -------------------
                                         1990        1991        1992        1993        1994       1994       1995
                                       ---------   ---------   ---------   ---------   --------   --------   --------
                                                                                                      (UNAUDITED)
INCOME STATEMENT DATA:
Net sales............................  $ 932,104   $ 838,336   $ 779,455   $ 768,902   $955,305   $650,138   $860,736
Cost of sales........................    661,448     626,672     616,802     619,540    677,919    486,262    552,116
Selling and administrative
  expenses...........................     42,087      41,129      33,827      38,901     47,164     34,798     35,327
                                       ---------   ---------   ---------   ---------   --------   --------   --------
Operating income.....................    228,569     170,535     128,826     110,461    230,222    129,078    273,293
Recapitalization expense.............    (17,869)         --          --          --         --         --         --
Interest expense.....................    (63,161)    (80,772)    (61,216)    (44,779)   (37,557)   (28,663)   (20,795)
Interest income......................      2,505         492          73         106        113         80        230
                                       ---------   ---------   ---------   ---------   --------   --------   --------
Income before income taxes,
  extraordinary charge and cumulative
  effect of accounting change........    150,044      90,255      67,683      65,788    192,778    100,495    252,728
Provision for income taxes...........     54,700      28,782      21,346      23,560     70,618     35,983     97,296
                                       ---------   ---------   ---------   ---------   --------   --------   --------
Income before extraordinary charge
  and cumulative effect of accounting
  change.............................     95,344      61,473      46,337      42,228    122,160     64,512    155,432
Extraordinary charge on early
  retirement of debt (net of tax
  benefit of $6,834).................         --          --          --     (13,267)        --         --         --
Cumulative effect of accounting
  change for income taxes............         --          --          --      12,973         --         --         --
                                       ---------   ---------   ---------   ---------   --------   --------   --------
Net income...........................  $  95,344   $  61,473   $  46,337   $  41,934   $122,160   $ 64,512   $155,432
                                       ==========  ==========  ==========  ==========  =========  =========  =========
BALANCE SHEET DATA (PERIOD END):
Working capital......................  $  50,131   $  20,676   $  57,465   $  67,674   $126,668   $100,859   $ 75,761
Property, plant and equipment, net...    220,851     226,746     217,781     222,835    255,608    250,173    286,859
Total assets.........................    456,657     415,585     419,420     405,287    508,447    467,629    486,213
Total debt...........................    726,481     639,153     444,416     379,206    314,081    346,681    275,700
Stockholders' equity (deficit).......   (424,476)   (357,512)   (161,165)   (110,577)    31,138    (32,311)    45,323
OTHER DATA:
Depreciation and amortization........  $  19,834   $  26,447   $  29,583   $  27,062   $ 27,774     20,778     23,921
Capital expenditures.................     58,111      28,273      14,261      29,583     59,142     46,842     52,377
Maintenance expenditures.............     42,985      42,853      47,664      43,141     46,033     39,325     41,181
EBITDA(1)............................    248,403     196,982     158,409     137,523    257,996    149,856    297,214
Ratio of EBITDA to interest
  expense(1).........................        3.9x        2.4x        2.6x        3.1x       6.9x       5.2x      14.3x
Ratio of total debt to EBITDA(1).....        2.9x        3.2x        2.8x        2.8x       1.2x       N/A        N/A
Ratio of earnings to fixed
  charges(2).........................        3.2x        2.1x        2.0x        2.3x       5.4x       4.0x      11.0x


---------------

(1) EBITDA represents operating income plus depreciation and amortization. The Company has included EBITDA data (which is not a measure of financial performance under generally accepted accounting principles) because it understands such data is used by certain investors as a measure of a Company's ability to service debt.
(2) The ratio of earnings to fixed charges is calculated by dividing the sum of earnings before fixed charges (net of capitalized interest) and income taxes by fixed charges, which consist of interest expense (including capitalized interest), amortization of debt issuance costs and the interest portion of operating rental expense.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and related notes incorporated herein by reference.

RESULTS OF OPERATIONS


     Georgia Gulf's financial performance for 1994 and the first nine months of 1995 dramatically exceeded the results reported for 1993 as the Company benefitted from the turnaround of several key domestic and international markets. This turnaround was particularly evident in the rebounding pulp and paper, automotive and construction markets where demand for the Company's products resulted in increased sales and margins. Additionally, the expansion of the gasoline-additive market, in response to Clean Air Act mandates, spurred the demand for methanol, which significantly elevated profits for 1994 and the first six months of 1995 before returning to historical levels.



     Georgia Gulf operated its facilities at a historically high rate of 97 percent of stated capacity to meet the increased demand for its products during 1994. The operating rate for the first nine months of 1995 was 93 percent. Efficiencies achieved from these higher production rates, coupled with higher sales prices, boosted the return on sales to 18.1 percent for the first nine months of 1995 and 12.8 percent for 1994 from 5.5 percent in 1993. The improved earnings also enabled the Company to return to positive stockholders' equity at the end of 1994, eliminating the deficit resulting from the recapitalization of the Company in 1990.



NINE MONTHS OF 1995 COMPARED WITH NINE MONTHS OF 1994:



     For the nine months ended September 30, 1995, net income per common share was $3.90 on net income of $155.4 million and net sales of $860.7 million. This compares to net income per common share of $1.52, net income of $64.5 million and net sales of $650.1 million for the same period in 1994.



     Operating income for the nine months ended September 30, 1995, was $273.3 million, an increase of 112 percent from $129.1 million for the same period in 1994. For this period comparison, overall sales volumes improved 3 percent, while the average sales price of the Company's products rose 29 percent. Both of these factors helped to offset rising raw material costs, which occurred during the first half of 1995.



     Net interest expense declined $8.0 million when comparing the first nine months of 1995 to the same period in 1994. This decline was attributable to a lower debt balance during 1995 and reduced interest rates in connection with the redemption of the Company's 15% Senior Subordinated Notes (the "Senior Subordinated Notes") early in the second quarter of 1995.



     The effective income tax rate for the nine months ended September 30, 1995, was 38.5 percent, up from 35.8 percent for the same period in 1994 as a result of higher taxable income, which minimized the effect of permanent tax differences.


1994 COMPARED WITH 1993

     Net income increased 191 percent in 1994 to $122.2 million, or $2.88 per share, compared to net income of $41.9 million, or $1.01 per share for 1993. Net sales increased 24 percent to $955.3 million from $768.9 million in 1993. Sales volumes rose 3 percent, surpassing the previous sales volume record set in 1993. Additionally, sales prices were up for nearly all products, with the most significant increases coming from methanol and vinyl resins, followed by caustic soda. International sales increased 19 percent over 1993; however, these sales declined as a percentage of total sales to 13 percent in 1994 from 14 percent in 1993 as a result of stronger growth in domestic sales.

     Operating income was $230.2 million in 1994, an increase of 108 percent over 1993 operating income of $110.5 million. Although the strongest earnings contributions came from methanol and caustic soda, substantially all products showed improved results as increases in sales prices outpaced higher raw material costs. Selling and administrative expenses increased to $47.2 million for 1994 from $38.9 million in 1993, primarily as a result of higher compensation expense related to profit sharing programs and stock option plans.

     Interest expense continued to decline from prior years to $37.6 million in 1994, a 16 percent decrease from $44.8 million in 1993. The Company's weighted average interest rate increased slightly due to the rising interest rate environment. However, significant reductions in debt over the past couple of years, including a $65.1 million reduction in 1994, enabled the Company to achieve sizable interest savings.

     The effective income tax rate was 36.6 percent for 1994 as compared to 35.8 percent for 1993. The 1993 rate included an adjustment of 1.2 percent to revalue deferred income tax balances for the increase in the federal statutory rate during 1993. Excluding the impact of this 1993 adjustment, the tax rate for 1994 increased two percentage points as a result of higher taxable income, which minimized the effect of permanent tax differences.

     Results for 1993 reflect an extraordinary charge of $13.3 million relating to an early debt retirement, which was offset by a $13.0 million benefit from a change in method of accounting for income taxes.

1993 COMPARED WITH 1992

     Net income of $41.9 million in 1993 declined 10 percent from $46.3 million in 1992. Net sales decreased slightly to $768.9 million in 1993 from $779.5 million in 1992 despite over-all record sales volume in 1993. The decrease in net sales resulted primarily from a significant decline in the selling price of caustic soda throughout the year, which more than offset sales price increases for other products.

     Operating income of $110.5 million in 1993 reflects a decrease of $18.4 million from the amount reported in 1992. This decrease was primarily attributable to the declining selling price for caustic soda. Raw material costs were down slightly for 1993; however, overall cost of sales increased $2.7 million as a result of the higher sales volumes. Selling and administrative expenses increased to $38.9 million in 1993 from $33.8 million in 1992. This increase was largely attributable to a bad debt write-off of $1.9 million and to the fact that in 1992, selling and administrative expenses were reduced by approximately $1.0 million due to non-recurring insurance claim settlements received during that year.

     Interest expense in 1993 was $44.8 million as compared with $61.2 million in 1992. This 27 percent decline was the result of lower interest rates achieved from a first quarter 1993 debt refinancing and a further $65.2 million reduction in debt during the year. As a result of the debt refinancing, the Company incurred an extraordinary charge of $13.3 million, net of an income tax benefit of $6.8 million.

     The fiscal 1993 results were also affected by the Company's adoption effective January 1, 1993, of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), which changed the method of accounting for income taxes from the deferred method to the liability method. The adoption of SFAS 109 resulted in a cumulative one-time benefit of $13.0 million.

     The effective federal and state income tax rate was 35.8 percent in 1993, as compared to 31.5 percent in 1992. The higher effective rate for 1993 was primarily attributable to the increase in the federal income tax rate of 1.0 percent and the resulting one-time charge of $800,000 to revalue deferred income tax balances.

     Net income per common share decreased to $1.01 per share in 1993 from $1.18 per share in 1992. The earnings per share calculations were impacted by lower net income and the greater number of shares outstanding, which resulted after the May 1992 common stock offering of 6.1 million shares.

LIQUIDITY AND CAPITAL RESOURCES


     During the nine months ended September 30, 1995, $236.1 million of cash was generated by operating activities as compared to $73.6 million for the nine months ended September 30, 1994. Cash flow increased due to higher net income in 1995, along with a decrease in working capital. The majority of the decrease in working capital in 1995 was attributable to a $50.0 million sale of trade receivables under the revolving trade receivables sales program.



     Debt decreased by $38.4 million during the nine months ended September 30 1995, to a level of $275.7 million, which consisted of revolving credit loans of $167.7 million, a term loan of $100.0 million and other debt of $8.0 million. On April 15, 1995, the Company used availability under its revolving credit facility to redeem, at par, the entire outstanding $191.1 million principal amount of the Senior Subordinated Notes, which would have been due April 2000. On June 29, 1995, the Company entered into a $100.0 million seven-year term loan agreement accompanied by interest rate swap agreements, which fix the interest rate on the term loan between 6.71 and 7.04 percent. Terms and conditions of the term loan are similar to the current revolving credit facility.



     Capital expenditures for the nine months ended September 30, 1995, were $52.4 million as compared to $46.8 million for the same 1994 period. Previously announced expansions to the Company's cumene, phenol/acetone, vinyl chloride monomer and vinyl compound plants are on schedule for completion in 1996.



     The Company repurchased approximately 4.4 million shares of common stock during the first nine months of 1995 at a cost of $135.6 million. The Company is authorized to retire an additional 3.6 million shares of common stock under its stock repurchase program.



     The Company declared an $0.08 per share dividend for each of the first, second and third quarters of 1995, which totalled $9.3 million.


     Management believes that cash provided by operations and the availability of cash under the Company's current debt agreements will provide sufficient funds to support planned capital expenditures, dividends, stock repurchases, working capital fluctuations and debt service requirements.


OUTLOOK



     For the remainder of 1995, early indications point to continued softening in the demand for certain products, which would lead to a modest reduction in earnings. While anticipating lower fourth quarter earnings, management is encouraged by the recent pick-up in certain housing and automotive sectors of the economy, which will hopefully strengthen demand for several key products.


INFLATION

     The most significant components of the Company's cost of sales are raw materials and energy, which consist of basic commodity items. The cost of raw materials and energy is based primarily on market forces and has not been significantly affected by inflation. Also, inflation has not had a material impact on the Company's sales or income from operations.

ENVIRONMENTAL

     The Company's operations are subject to various federal, state and local laws and regulations relating to environmental quality. These regulations, which are enforced principally by the United States Environmental Protection Agency and comparable state agencies, govern the management of solid and hazardous waste; emissions into the air and underground waters; and the manufacture of chemical substances. All of the plants operated by the Company meet current environmental standards.

     Management believes that the Company is in material compliance with all current environmental laws and regulations. The Company estimates that any expenses incurred in maintaining compliance with these requirements will not materially affect earnings or cause the Company to exceed its level of anticipated capital expenditures. However, there can be no assurance that regulatory requirements will not change, and it is not possible to accurately predict the aggregate cost of compliance resulting from any such changes.

                            DESCRIPTION OF BUSINESS

GENERAL DEVELOPMENT OF BUSINESS

     Georgia Gulf Corporation ("Georgia Gulf" or the "Company") is a leading manufacturer and marketer of quality chemical and plastic products. The Company's products are manufactured through two highly integrated lines categorized into electrochemicals and aromatic chemicals; and also a third product line, methanol, a natural gas chemical. The Company's electrochemical products include chlorine, caustic soda, sodium chlorate, vinyl chloride monomer ("VCM"), vinyl resins and compounds; the Company's aromatic chemical products include cumene, phenol and acetone.

     The Company has operated as an independent corporation since its acquisition on December 31, 1984, of a major portion of the business and assets of the chemical division of Georgia-Pacific Corporation ("Georgia-Pacific"). The Company's operations include production units at five locations, several marketing organizations responsible for the sale of the Company's products, a research and development laboratory and a purchasing organization responsible for the acquisition of all major raw materials. In most product areas, the Company's marketing program is supported by an ongoing technical service effort. At the Company's five manufacturing locations, it has twelve plants, six of which are located at Plaquemine, Louisiana. The Company also leases storage terminals and warehouses from which a portion of its products are distributed to customers.

     The Company's chemical products are generally intermediate chemicals that are sold for further processing and use in a wide variety of applications. Some of the more significant end-use applications include plastic piping, siding and window frames made from vinyl resins; bonding agents for wood products and ingredients in high quality plastics made from phenol; acrylic sheeting for automotive and architectural products made from acetone; and MTBE, a gasoline additive made from methanol. The Company estimates that the following percentages of 1994 sales were made to manufacturers in the industries listed:
33% housing and construction, 26% plastics and fibers, 15% consumer products, 17% solvents and chemicals, 4% pulp and paper and 5% miscellaneous.

     In the commodity chemicals industry, a company's cost position as well as the balance of supply and demand in particular product lines significantly affect earnings and cash flow results. Management believes that Georgia Gulf is among the lowest cost producers in each of its product lines. In addition, the Company has invested over $400 million in the past five years to maintain and improve the efficiency of and expand its operating facilities. Management believes that with the Company's low cost position and integrated product lines, it is well positioned to compete in its various markets.

     The Company's long-term strategy is to continue to concentrate its efforts on products and services in the chemical and plastic industries. These efforts include the continuing investment in maintaining and improving the Company's low cost position, as well as selective and prudent capacity additions or expansions that could promote growth in present and closely related product lines.

ELECTROCHEMICAL PRODUCTS

     Chlorine/Caustic Soda/Sodium Chlorate. The Company's facility at Plaquemine, Louisiana, has the annual capacity to produce 452 thousand tons of chlorine, 501 thousand tons of caustic soda and 27 thousand tons of sodium chlorate.

     The major raw materials for such products are salt and electric power. The Company has a long-term lease on a salt dome near Plaquemine, Louisiana, with sufficient reserves of salt to last nearly 50 years at current rates of production. The lease grants the Company the exclusive use of the salt dome for the production of salt brine.


     Electric power is the most significant cost component in the production of chlorine, caustic soda and sodium chlorate. The Company's electrical requirements are currently supplied by Louisiana Power and Light Company ("LP&L") at rates which recognize the lower cost of supplying a very large, high load-factor customer. The agreement with LP&L is terminable by the Company upon six months notice, but is not terminable by LP&L prior to September 1998. In October 1995, the Company announced that a 250 megawatt co-generation facility will be constructed at the Plaquemine, Louisiana, complex which will supply, under a long-term lease agreement, essentially all electricity and steam requirements for six of the Company's manufacturing plants. Completion of the co-generation facility is scheduled for the third quarter of 1997. The Company believes the co-generation facility will significantly reduce electrical costs as well as limit exposure to potential problems arising from rapidly changing regulatory and rate environments.


     Chlorine is used in the production of various chemicals, including those used to make plastics and vinyl resins. Other applications include drinking water purification and wastewater disinfection, pulp and paper bleaching, agricultural products, laundry aids and pharmaceuticals.


     Chlorine is used by the Company in the production of VCM, which is then used to produce vinyl resins. The amount of chlorine consumed in the production of VCM represents a majority of the Company's chlorine production. The Company sells the remaining chlorine principally to the pulp and paper and chemical industries.


     The major uses of caustic soda are in the production of pulp and paper, aluminum, oil, soaps and detergents. Caustic soda also has significant applications in the production of other chemicals and chemical processes where caustic is used to control pH levels aiding in waste neutralization. Another use is in the textile industry where it makes fabrics more absorbent and improves the strength of dyes. Caustic soda is also used, to a lesser extent, in food processing and electroplating.

     Sodium chlorate has major applications in the bleaching process for pulp and paper. Sodium chlorate is also an ingredient in blasting agents, explosives and solid rocket fuels.


     Vinyl Chloride Monomer. The Company produces VCM at its Plaquemine, Louisiana, complex as the feedstock for the production of vinyl resins. The major raw materials used in VCM production are purchased ethylene and Company-produced chlorine. The VCM plant's annual capacity is 1.26 billion pounds. A majority of the VCM production is used by the Company's vinyl resins operations with the remainder being sold to other vinyl resins producers.


     Vinyl Suspension Resins. The Company operates a vinyl suspension resins plant at Plaquemine, Louisiana. The plant is located adjacent to its major raw material supplier, the Company's VCM facility, thereby minimizing transportation and handling costs. The annual production capacity is 1.12 billion pounds, of which approximately one-fourth is used internally in vinyl rigid compounds.

     Vinyl suspension resins are one of the most widely used plastics in the world today. After being formulated to desired properties, vinyl resins are heated and shaped into finished products by various extrusion, calendaring and molding processes. Applications are diverse and include pipe, window frames, siding, flooring, shower curtains, packaging, bottles, film, medical tubing and business machine housings. These vinyl resins are also important to the automotive industry for use in seats, trim, floormats and vinyl tops.

     Vinyl Emulsion Resins. The Company's Delaware City, Delaware, facility produces special purpose vinyl emulsion resins with an annual capacity of 48 million pounds. Vinyl emulsion resins, once compounded, are generally semi-liquid and are processed with heat. Typical applications include filter gaskets, battery separators, caulking compounds, sealants, surgical gloves, bottle cap liners and squeeze toys.

     Vinyl Rigid Compounds. The Company's vinyl compounding plants, which have an aggregate of 290 million pounds of annual capacity, are located in Tiptonville, Tennessee; Gallman, Mississippi; and Delaware City, Delaware. Vinyl compounds are formulated to provide specific end-use properties that allow the material to be thermoformed directly into a finished product. All sales of vinyl compounds are to outside customers. The product line can be segregated into three major product areas according to the following fabrication methods:

          Blow Molding -- The Company is a supplier of blow molding compounds, which are primarily used for both food-grade and general purpose bottles. Supplied in both clear and opaque colors, the materials are used to package edible oils, cosmetics, shampoos, charcoal lighter fluid and bottled water.

          Injection Molding -- The Company supplies compounds used in the business machine market for computer housings and keyboards. It also supplies compounds to produce electrical outlet boxes. These proprietary compounds, with extensive approval procedures by customers or regulatory bodies, are sold to some of the leading international producers of injection molded products. The Company also manufactures compounds for use in pipe and furniture fittings.

          Profile Extrusion -- The Company supplies profile extrusion markets, which have applications in window and furniture profiles and extruded sheets for household fixtures and decorative overlays. Profile extrusions are an end-product for both pelletized and powder compounds.

AROMATIC CHEMICAL PRODUCTS


     Cumene. Cumene is produced at the Company's Pasadena, Texas, facility located on the Houston ship channel. The Company's cumene plant, the world's largest, has an annual capacity of 1.42 billion pounds. Cumene is produced from benzene and propylene, which are purchased from various suppliers under supply agreements and obtained from the numerous petroleum complexes located in the surrounding area. A large portion of the Company's cumene output is consumed internally in the production of phenol and its co-product acetone.


     Phenol/Acetone. Phenol and acetone are produced at the Company's Plaquemine, Louisiana plant, which has approximately 440 million pounds of annual phenol capacity and 270 million pounds of annual acetone capacity, as well as at the Pasadena, Texas, plant where annual capacity is 160 million pounds of phenol and 100 million pounds of acetone.

     Phenol is a major ingredient in phenolic resins which are used extensively as bonding agents and adhesives for wood products such as plywood and granulated wood panels, as well as in insulation and electrical parts. Phenol is also a precursor to high performance plastics used in automobiles, household appliances, electronics and protective coating applications. Phenol also serves as an important building block for other familiar products such as nylon carpeting, oil additives and pharmaceuticals.

     The largest use for acetone is as a key ingredient to methyl methacrylate, which is used to produce acrylic sheeting and in surface coating resins for automotive and architectural markets. Acetone is also an intermediate for the production of engineering plastics and several major industrial solvents. Other uses range from wash solvents for automotive and industrial applications to pharmaceuticals and cosmetics.

     Also as a result of the phenol/acetone manufacturing process, the Company produces a by-product, alpha-methylstyrene ("AMS"), which is primarily used as a polymer modifier and as a chemical intermediate.

NATURAL GAS PRODUCT

     Methanol. Methanol is produced at the Company's plant at Plaquemine, Louisiana, with an annual capacity of 160 million gallons. Natural gas represents the majority of the cost of methanol. The Plaquemine facility is located in the center of Louisiana's oil and gas producing region and has three separate pipeline systems delivering gas to the plant. The natural gas is purchased by the Company under long-term contracts at market prices from gas pipeline companies and directly from gas producers.

     A key use for methanol is in the production of methyl tertiary-butyl ether, or MTBE, a gasoline additive that promotes cleaner burning by adding oxygen. Methanol is also used as a raw material in the manufacture of formaldehyde, which is an ingredient in bonding agents for building materials such as granulated wood panels and plywood. Other applications for methanol include windshield washer fluid, solvents, and components of acrylic sheeting, coatings, fibers and household adhesives.

GREAT RIVER OIL & GAS CORPORATION

     The Company owns Great River Oil & Gas Corporation, a small oil and gas exploration company, with activities centered in southern Louisiana. This subsidiary enhances the reliability of a small portion of the natural gas requirements at the Company's Plaquemine, Louisiana, complex.

GEORGIA-PACIFIC CONTRACT

     The Company has contracts to supply, subject to certain limitations, a substantial percentage of Georgia-Pacific's requirements for certain chemicals at market prices. These supply contracts have various expiration dates (depending on the product) from 1996 through 1999 and may be extended year-to-year upon expiration. The sales to Georgia-Pacific under these supply contracts for the years ended December 31, 1994, 1993 and 1992 amounted to approximately 15 percent, 15 percent and 14 percent of the Company's sales, respectively.

MARKETING

     The Company markets its products primarily to industrial customers throughout the United States. The Company's products are sold by its sales force, which is organized by product line. The sales organization, which is located predominantly in the eastern and midwestern United States, is supported by the Company's technical service staff.

     The Company's marketing program has been aimed at expanding and diversifying its customer base both domestically and internationally. Other than Georgia-Pacific, no single customer represents more than 10 percent of the Company's net sales. Export sales accounted for approximately 13 percent, 14 percent and 15 percent of the Company's net sales for the years ended December 31, 1994, 1993 and 1992, respectively. The principal international markets served by the Company include Canada, Mexico, Latin America, Europe and Asia.

RAW MATERIALS

     The most important raw materials purchased by the Company are salt, electricity, ethylene, benzene, propylene and natural gas. Raw materials used for production of the Company's products are usually purchased from various suppliers under supply contracts. Since raw materials account for a significant portion of the Company's total production costs, the Company's ability to pass on increases in these costs to its customers has a significant impact on operating results which is, to a large extent, related to market conditions. Management believes the Company has a reliable supply base of raw materials under normal market conditions. The impact of any future raw material shortages cannot be accurately predicted.

COMPETITION

     The Company experiences competition from numerous manufacturers in all of its product lines. In some product areas, the Company's competitors have substantially greater financial resources and are more highly diversified than the Company. The Company competes on a variety of factors such as price, product quality, delivery and technical service.

     Management believes that the Company is well-positioned to compete as a result of its integrated product lines, the operational efficiency of its plants and the location of its facilities near major water and rail transportation terminals.

EMPLOYEES

     As of December 31, 1994, the Company had 1,146 full-time employees. The Company also utilizes approximately 379 workers supplied by outside contractors. The Company has one collective bargaining agreement, which covered 55 employees at its Tiptonville, Tennessee, facility as of December 31, 1994.

DESCRIPTION OF PROPERTIES

     The Company's asset base was established from 1971 to the present with construction of the Plaquemine, Louisiana, complex; the construction of the Pasadena, Texas, cumene plant; the purchase of the three vinyl resin and/or compound plants; and the purchase of the Bound Brook, New Jersey, phenol/acetone facility subsequently relocated to Pasadena, Texas, and modernized in 1990. The Company continues to explore ways to expand both its plant capacities and product lines. The average capacity utilization percentage of the Company's production facilities operating in 1994 was approximately 97 percent.

     The Company's manufacturing facilities are located near major water and rail transportation terminals facilitating efficient delivery of raw materials and prompt shipment of finished products. In addition, the Company has a fleet of 2,405 railcars of which 753 are owned and the remainder leased pursuant to operating leases with varying terms through the year 2010. The total lease expense for the Company's railcars and other transportation equipment was approximately $8,408,000 for 1994.

LEGAL PROCEEDINGS

     The Company is subject to claims and legal actions that arise in the ordinary course of its business. Management believes that the ultimate liability, if any, with respect to these claims and legal actions, will not have a material effect on the financial position or on the results of operations of the Company.

                              DESCRIPTION OF NOTES

     The Notes are to be issued under an Indenture, to be dated as of
               , 1995 (the "Indenture"), between the Company and LaSalle National Bank, as Trustee (the "Trustee"). The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended. The statements under this caption relating to the Notes and the Indenture are summaries and do not purport to be complete, and where reference is made to particular provisions of the Indenture, such provisions, including the definition of certain terms, are incorporated by reference as a part of such summaries or terms, which are qualified in their entirety by such reference. Unless otherwise indicated, references under this caption to sections, "sec." or articles are references to the Indenture. A copy of the Indenture substantially in the form in which it is to be executed has been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part.

GENERAL


     The Notes will be unsecured obligations of the Company, will be limited to
$100 million aggregate principal amount and will mature on                ,
2005. The Notes will bear interest at the rate per annum shown on the front
cover of this Prospectus from                , 1995 or from the most recent
Interest Payment Date to which interest has been paid or provided for, payable
semiannually on                      and                      of each year,
commencing                , 1996, to the Person in whose name the Note (or any
predecessor Note) is registered at the close of business on the preceding
               or                , as the case may be. Interest on the Notes
will be computed on the basis of a 360-day year of twelve 30-day months. (sec.sec. 301, 307 and 310)


     The Notes will not be redeemable prior to maturity and will not have the benefit of any sinking fund.

BOOK-ENTRY SYSTEM

     The Notes will be issued in the form of one or more fully registered global notes (collectively, the "Global Notes"), which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and registered in the name of the Depositary's nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary.

     The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary was created to hold securities of institutions that have accounts with the Depositary ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The Depositary agrees with and represents to its participants that it will administer its book-entry system in accordance with its rules and bylaws and requirements of law.

     Upon the issuance of the Global Notes, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Notes represented by such Global Notes to the accounts of participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in the Global Notes will be limited to participants or persons that may hold interests through participants. Ownership of interests in the Global Notes will be shown on, the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants' interests) and such participants (with respect to the owners of beneficial interest in the Global Notes through such participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer beneficial interests in the Global Notes.

     So long as the Depositary, or its nominee, is the registered holder and owner of the Global Notes, the Depositary or such nominee, as the case may be, will be considered the sole owner and holder thereof for all purposes of such Notes and under the Indenture. Except as set forth below, owners of beneficial interests in the Global Notes will not be entitled to have the Notes represented by such Global Notes registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owners or holders of any Notes under the Indenture. Accordingly, each person owning a beneficial interest in the Global Notes must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder of Notes under the Indenture or the Global Notes. The Company understands that under existing industry practice, in the event the Company requests any action of holders of Notes or an owner of a beneficial interest in the Global Notes desires to take any action that the Depositary, as the holder of the Global Notes, is entitled to take, the Depositary would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Payment of principal of and interest on Notes represented by the Global Notes registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Notes.

     The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of the Global Notes, will credit immediately participants' accounts with payment in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of the Depositary. The Company also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in the Global Notes owning through such participants.

     Unless and until they are exchanged in whole or in part for certificated Notes in definitive form, the Global Notes may not be transferred except as a whole by the Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary.

     The Notes represented by the Global Notes are exchangeable for certificated Notes in definitive registered form in denominations of $1,000 and in any greater amount that is an integral multiple thereof if (i) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the Global Notes or if at any time the Depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, (ii) the Company in its discretion at any time determines not to have all of the Notes represented by the Global Notes and notifies the Trustee thereof or (iii) an Event of Default with respect to the Notes has occurred and is continuing. Any Notes that are exchangeable pursuant to the preceding sentence are exchangeable for certificated Notes issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, the Global Notes are not exchangeable except for a Global Note or Global Notes of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, and secondary market trading in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

RESTRICTIONS ON SECURED DEBT

     The Company will not itself, and will not permit any Restricted Subsidiary to, incur or guarantee any evidence of indebtedness for money borrowed ("Debt") secured by a mortgage, pledge or lien ("Mortgage") on any Principal Property of the Company or any Restricted Subsidiary, or on any shares of stock of or Debt of any Restricted Subsidiary, without effectively providing that the Notes are secured equally and ratably with (or, at the Company's option, prior to) such secured Debt, unless the aggregate amount of all such secured Debt, together with all Attributable Debt of the Company and its Restricted Subsidiaries with respect to sale and leaseback transactions involving Principal Properties (with the exception of such transactions which are excluded as described in "Restrictions on Sales and Leasebacks" below), would not exceed 10% of Consolidated Net Tangible Assets.

     The above restriction does not apply to, and there will be excluded from Debt in any computation under such restriction, (i) Debt secured by Mortgages on property of, or on any shares of stock of or

Debt of, any corporation existing at the date of original issuance of the Notes or at the time such corporation becomes a Restricted Subsidiary, (ii) Debt secured by Mortgages in favor of the Company or a Restricted Subsidiary, (iii) Debt secured by Mortgages in favor of governmental bodies to secure progress or advance payments or payments pursuant to contracts or statute, (iv) Debt secured by Mortgages on property, shares of stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation) and Debt secured by Mortgages to finance the acquisition of property, shares of stock or Debt or to finance construction on property which is incurred within 180 days of such acquisition or completion of construction, (v) Debt secured by Mortgages securing industrial revenue or pollution control bonds or similar financing, or (vi) any extension, renewal or replacement of any Debt referred to in the foregoing clauses (i) or (iv). (Section 1007)

RESTRICTIONS ON SALES AND LEASEBACKS

     Neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Principal Property after the date of original issuance of the Notes, unless the aggregate amount of all Attributable Debt of the Company and its Restricted Subsidiaries with respect to such transactions plus all secured Debt to which the restrictions described in "Restrictions on Secured Debt" above apply would not exceed 10% of Consolidated Net Tangible Assets.

     This restriction does not apply to, and there shall be excluded from Attributable Debt in any computation under such restriction, any sale and leaseback transaction if (i) the lease is for a period of not in excess of three years, including renewal rights, (ii) the sale or transfer of the Principal Property is made within 180 days after the later of its acquisition or completion of construction, (iii) the lease secures or relates to industrial revenue or pollution control bonds or similar financing, (iv) the transaction is between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, or (v) the Company or such Restricted Subsidiary, within 180 days after the sale is completed, applies (A) to the retirement of the Notes, other Funded Debt of the Company ranking on a parity with or senior to the notes, or Funded Debt of a Restricted Subsidiary, or (B) to the purchase of other property which will constitute a Principal Property having a value at least equal to the value of the Principal Property leased, an amount equal to the greater of (i) the net proceeds of the sale of the Principal Property leased, or (ii) the fair market value of the Principal Property leased. In lieu of applying proceeds to the retirement of Funded Debt, the Company may surrender debentures or notes (including the Notes) to the Trustee for retirement and cancellation, or the Company or a Restricted Subsidiary may receive credit for the principal amount of Funded Debt voluntarily retired within 180 days after such sale. (Section
1008)

CERTAIN DEFINITIONS APPLICABLE TO COVENANTS

     The term "Subsidiary" of the Company is defined as (i) a corporation more than 50% of the voting stock of which is owned by the Company and/or one or more Subsidiaries of the Company or (ii) any other Person (other than a corporation) of which the Company and/or one or more Subsidiaries of the Company has at least a majority ownership and power to direct the policies, management and affairs thereof.

     The term "Restricted Subsidiary" is defined as a Subsidiary of the Company substantially all the property of which is located, or substantially all of the business of which is carried on, within the United States and which owns a Principal Property.

     "Principal Property" is defined to mean any manufacturing or processing plant or warehouse owned by the Company or any Restricted Subsidiary which is located within the United States and the gross book value of which (including related land, improvements, machinery and equipment without deduction of any depreciation reserves) on the date as of which the determination is being made exceeds 5% of Consolidated Net Tangible Assets, other than properties or any portion of a particular property which in the opinion of the Company's Board of Directors are not of material importance to the Company's business or to the use or operation of such property.

     "Attributable Debt" is defined to mean the total net amount of rent required to be paid during the remaining primary term of certain leases, discounted at a rate per annum equal to the interest rate on the Notes, calculated in accordance with generally accepted financial practices.

     "Consolidated Net Tangible Assets" is defined to mean the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting (i) all liabilities other than deferred income taxes, Funded Debt and shareholders' equity, and (ii) all goodwill and other intangibles of the Company and its consolidated Subsidiaries.

     "Funded Debt" is defined to mean (i) all indebtedness for money borrowed having a maturity of more than 12 months from the date as of which the determination is made or having a maturity of 12 months or less but by its terms being renewable or extendible beyond 12 months from such date at the option of the borrower and (ii) rental obligations payable more than 12 months from such date under leases which are capitalized in accordance with generally accepted accounting principles (such rental obligations to be included as Funded Debt at the amount so capitalized at the date of such computation and to be included for the purposes of the definition of Consolidated Net Tangible Assets both as an asset and as Funded Debt at the respective amounts so capitalized).

MERGERS, CONSOLIDATIONS AND CERTAIN SALES OF ASSETS

     The Company may not, in a single transaction or a series of related transactions, consolidate with or merge with or into any other Person or sell, assign, convey, transfer or lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of affiliated Persons, or permit any of its Restricted Subsidiaries to enter into any such transaction or transactions if such transaction or transactions, in the aggregate, would result in a sale, assignment, transfer, lease or disposal of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a consolidated basis to any other Person or group of affiliated Persons, unless: (1) in a transaction in which the Company does not survive or in which the Company sells, leases or otherwise disposes of all or substantially all of its assets, the successor entity to the Company is organized under the laws of the United States of America or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture executed and delivered to the Trustee in form satisfactory to the Trustee, all of the Company's obligations under the Indenture; (2) immediately before and after giving effect to such transaction and treating any Debt which becomes an obligation of the Company or a Restricted Subsidiary as a result of such transaction as having been Incurred by the Company or such Restricted Subsidiary at the time of the transaction, no Event of Default or event that with the passing of time or the giving of notice, or both, would constitute an Event of Default shall have occurred and be continuing; (3) if, as a result of any such transaction, property or assets of the Company or any Restricted Subsidiary would become subject to a Mortgage prohibited by the provisions of the Indenture described under "Restrictions on Secured Debt" above, the Company or the successor entity to the Company shall have secured the Notes as required by said covenant; and (4) certain other conditions are met. (sec. 801)

EVENTS OF DEFAULT

     The following will be Events of Default under the Indenture: (a) failure to pay principal of any Note when due; (b) failure to pay any interest on any Note when due, continued for 30 days; (c) failure to perform any other covenant or agreement of the Company under the Indenture or the Notes continued for 60 days after written notice to the Company by the Trustee or Holders of at least 25% in aggregate principal amount of Outstanding Notes; (d) default under the terms of any instrument evidencing or securing Debt by the Company or any Restricted Subsidiary having an outstanding principal amount of $25 million individually or in the aggregate which default results in the acceleration of the payment of such indebtedness or constitutes the failure to pay principal payments of such indebtedness when due, which failure is not cured for 30 days; and (e) certain events of bankruptcy, insolvency or reorganization affecting the Company or any Restricted Subsidiary. (sec. 501) Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default (as defined) shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the

Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (sec. 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (sec. 512)

     If an Event of Default (other than an Event of Default described in Clause
(e) above) shall occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Notes, with respect to the Events of Default described in Clauses (a), (b) and (c) above, or the Holders of at least 40% in aggregate principal amount of the Outstanding Notes, with respect to the Event of Default described in Clause (d), may accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. If an Event of Default specified in Clause
(e) above occurs, the Outstanding Notes will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. (sec. 502) For information as to waiver of defaults, see "Modification and Waiver."

     No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default (as defined) and unless also the Holders of at least 25% in aggregate principal amount of the Outstanding Notes with respect to the Events of Default described in Clauses (a), (b) and (c) above, or the Holders of at least 40% in aggregate principal amount of the Outstanding Notes, with respect to the Event of Default described in Clause (d) above, shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (sec. 507) However, such limitations do not apply to a suit instituted by a Holder of a Note for enforcement of payment of the principal of or interest on such Note on or after the respective due dates expressed in such Note.
(sec. 508)

     The Company will be required to furnish to the Trustee quarterly a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance. (sec. 1019)

GOVERNING LAW

     The Indenture and the Notes will be governed by the laws of the State of New York.

DEFEASANCE

     The Indenture will provide that, at the option of the Company, (A) if applicable, the Company will be discharged from any and all obligations in respect of the Outstanding Notes or (B) if applicable, the Company may omit to comply with certain restrictive covenants and that such omission shall not be deemed to be an Event of Default under the Indenture and the Notes, in either case (A) or (B) upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of, and each installment of interest, if any, on the Outstanding Notes. With respect to clause (B), the obligations under the Indenture other than with respect to such covenants and the Events of Default other than the Events of Default relating to such covenants shall remain in full force and effect. Such trust may only be established if, among other things (i) with respect to clause (A), the Company has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the Opinion of Counsel provides that Holders of the Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to clause (B), the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; (ii) no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred or be continuing; (iii) the Company has delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and (iv) certain other customary conditions precedent are satisfied. (Article Twelve)

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of, or interest on, any Note, (c) change the place or currency of payment of principal of, or interest on, any Note, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (e) reduce the above-stated percentage of Outstanding Notes necessary to modify or amend the Indenture, (f) reduce the percentage of aggregate principal amount of Outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or (g) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified. (sec. 902)

     The Holders of a majority in aggregate principal amount of the Outstanding Notes, on behalf of all Holders of Notes, may waive compliance by the Company with certain restrictive provisions of the Indenture. (sec. 1010) Subject to certain rights of the Trustee, as provided in the Indenture, the Holders of a majority in aggregate principal amount of the Outstanding Notes, on behalf of all Holders of Notes, may waive any past default under the Indenture, except a default in the payment of principal or interest. (sec. 513)

THE TRUSTEE

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.
(sec.sec. 601 and 605)

     The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions with the Company or any Affiliate, provided, however, that if it acquires any conflicting interest (as defined in the Indenture or in the Trust Indenture
Act), it must eliminate such conflict or resign. (sec. 608)

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                      PRINCIPAL AMOUNT
                                 UNDERWRITER                              OF NOTES
          ----------------------------------------------------------  ----------------
          Goldman, Sachs & Co.......................................    $
          Chase Securities, Inc.....................................
                                                                      ----------------
                    Total...........................................    $100,000,000
                                                                       =============

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a
concession of      % of the principal amount of the Notes. The Underwriters may
allow, and such dealers may reallow, a concession not to exceed      % of the
principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     Under rules of the National Association of Securities Dealers, Inc. ("NASD"), Chase Securities, Inc., which is a NASD member and is participating in the Offering as an Underwriter, may be considered an affiliate of The Chase Manhattan Bank (National Association), which will receive in the aggregate more than ten percent of the net proceeds of the Offering. Accordingly, the Offering is being made in conformity with Article III, Section 44(c)(8) of the Rules of Fair Practice of the National Association of Securities Dealers ("NASD").

                               VALIDITY OF NOTES

     The validity of the Notes offered hereby will be passed upon for the Company by Jones, Day, Reavis & Pogue, Atlanta, Georgia, and for the Underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

     The Company's financial statements and schedules incorporated herein and in the Registration Statement of which this Prospectus is a part have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods indicated in their reports thereon and have been incorporated herein in reliance upon the authority of said firm as experts in giving such reports.

------------------------------------------------------
------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information.................    2
Documents Incorporated by Reference...    2
The Company...........................    3
Use of Proceeds.......................    3
Selected Historical Financial
  Information.........................    4
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    5
Description of Business...............    8
Description of Notes..................   12
Underwriting..........................   19
Validity of Notes.....................   19
Experts...............................   19


------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------

                                  $100,000,000

                            GEORGIA GULF CORPORATION
                                   % NOTES DUE 2005
                            ------------------------

                                   PROSPECTUS

                            ------------------------

                              GOLDMAN, SACHS & CO.

                             CHASE SECURITIES, INC.
------------------------------------------------------
------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses in connection with the offering are as follows:


                                      ITEM                                         AMOUNT*
---------------------------------------------------------------------------------  --------
Registration fee.................................................................  $ 34,483
Blue sky fees and expenses.......................................................    14,000
Printing and engraving expenses..................................................    50,000
Legal fees and expenses..........................................................    50,000
Accounting fees and expenses.....................................................    18,000
Trustee fees and expenses........................................................     7,500
Rating agency fees...............................................................    80,000
Miscellaneous expenses...........................................................     6,017
                                                                                   --------
          Total..................................................................  $260,000
                                                                                   =========


---------------

* All amounts estimated except the Registration fee.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article XIII of the Company's Certificate of Incorporation provides that to the fullest extent permitted by the Delaware General Corporation Law, a Director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the Director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Corporation Law or (iv) for any transaction from which the Director derived any improper personal benefit.

     The Company's Bylaws (Article XIII) provide that the Company shall indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company), by reason of the fact that he is or was a Director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against all expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     With respect to indemnification of officers and directors, Section 145 of the Delaware General Corporation Law provides that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Under this provision of the Delaware General Corporation Law, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     Furthermore, the Delaware General Corporation Law provides that a corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of such court shall deem proper.

     Section 145(g) of the Delaware General Corporation Law provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 145.

     The Company maintains several directors and officers liability policies which, subject to the terms and exclusions of the policies, cover any claim or claims made during the period the policies are in force, against all persons who were, now are or shall be duly elected directors or officers of the Company for any actual or alleged error or misstatement or misleading statement or act or omission or neglect or breach of duty by such persons insured while acting in their individual or collective capacities, on any matter, nor excluded by the terms and conditions of the policies, claimed against them solely by reason of their being directors or officers of the Company. The limit of liability under the policies is $50 million per policy year.

     The Underwriting Agreement with the Underwriters relating to the Notes offered hereby contains certain provisions relating to the indemnification by the Underwriters of the Company and its directors, officers and controlling persons and to the indemnification by the Company of the Underwriters and certain of their controlling persons.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (A) EXHIBITS.

     The following exhibits are filed as part of this Registration Statement.


EXHIBIT
  NO.                                              DESCRIPTION
-------         ---------------------------------------------------------------------------------
    1*       -- Form of Underwriting Agreement
    4*       -- Form of Indenture to be dated as of                , 1995 between the Company and
                LaSalle National Bank, as Trustee, relating to the Securities (including the form of notes)
    5        -- Opinion of Jones, Day, Reavis & Pogue re: legality
   12        -- Statement re computation of ratios
   23(a)     -- Consent of Arthur Andersen LLP
   23(b)     -- Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5)

EXHIBIT
  NO.                                              DESCRIPTION
-------         ---------------------------------------------------------------------------------
   24*       -- Power of Attorney
   25*       -- Statement re eligibility of trustee on Form T-1 of LaSalle National Bank, as
                Trustee (bound separately)


---------------


* Previously filed


ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Atlanta, State of Georgia, on the 19th day of October, 1995.


                                          GEORGIA GULF CORPORATION


                                          By:     /s/  JERRY R. SATRUM
                                            ------------------------------------
                                            Jerry R. Satrum,
                                            President and Chief
                                            Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities and on the dates indicated:



                  SIGNATURE                              TITLE                    DATE
---------------------------------------------  --------------------------  -------------------
                 /s/  JERRY R. SATRUM          President, Chief Executive     October 19, 1995
---------------------------------------------    Officer and Director
               Jerry R. Satrum                   (Principal Executive
                                                 Officer)

             /s/  RICHARD B. MARCHESE          Vice President -- Finance,     October 19, 1995
---------------------------------------------    Chief Financial Officer
             Richard B. Marchese                 and Treasurer (Principal
                                                 Financial and Accounting
                                                 Officer)

                          *                    Chairman of the Board and
---------------------------------------------    Director
                James R. Kuse

                          *                    Director
---------------------------------------------
                John D. Bryan

                          *                    Director
---------------------------------------------
              Dennis M. Chorba

                          *                    Director
---------------------------------------------
            Alfred C. Eckert III

                                               Director
---------------------------------------------
             Robert E. Flowerree

                          *                    Director
---------------------------------------------
           Holcombe T. Green, Jr.

                  SIGNATURE                              TITLE                    DATE
---------------------------------------------  --------------------------  -------------------
                          *                    Director
---------------------------------------------
               Edward S. Smith

       By:        /s/  JERRY R. SATRUM                                        October 19, 1995
---------------------------------------------
             *  Jerry R. Satrum,
              Attorney-in-Fact

      By:     /s/  RICHARD B. MARCHESE                                        October 19, 1995
---------------------------------------------
           *  Richard B. Marchese
              Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
  NO.                                             DESCRIPTION
-------        ---------------------------------------------------------------------------------
    1*     --  Form of Underwriting Agreement
    4*     --  Form of Indenture to be dated as of                , 1995 between the Company and
               LaSalle National Bank, as Trustee, relating to the Securities (including the form of notes)
    5      --  Opinion of Jones, Day, Reavis & Pogue re: legality
   12      --  Statement re computation of ratios
   23(a)   --  Consent of Arthur Andersen LLP
   23(b)   --  Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5)
   24*     --  Power of Attorney
   25*     --  Statement re eligibility of trustee on Form T-1 of LaSalle National Bank, as
               Trustee (bound separately)


---------------


* Previously filed